March 30, 2009
Ms. Sasha Singh Parikh
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Triple-S Management Corporation Item 4.01 Form 8-K/A Filed March 18, 2009 File No. 001-33865
Dear Ms. Parikh:
On behalf of Triple- S Management Corporation (the “Company”), this is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company’s referenced Current Report on Form 8-K/A filed March 18, 2009 (the “Form 8-K/A – Amendment No. 1”) contained in your letter dated March 20, 2009. The Company will file today with the Commission a Current Report on Form 8-K/A to amend and restate the Current Report on Form 8-K filed by the Company with the Commission on March 3, 2009, as amended and restated by the Form 8-K/A – Amendment No. 1 (the “Form 8-K/A – Amendment No. 2”). For ease of reference, the text of each of the Staff’s comments is set forth below, indicated in bold, followed by the Company’s responses.
1	In the first paragraph, please indicate the date of dismissal as March 18, 2009 as “effective upon the completion of the audit of the Company’s financial statements and the issuance of the form 10-K for the fiscal year ended December 31, 2008” is vague.
Response:
The Company has amended the disclosure in the first paragraph contained in its Form 8-K/A – Amendment No. 2 to reflect the Staff’s comments related to the date of dismissal.
2	In the report of Independent Registered Public Accounting firm in your Form 10-K for the year ended December 31, 2008 filed March 18, 2009, KPMG LLP stated that their report dated March 18, 2009 “expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting”. Please revise the second paragraph accordingly.
Response:
The Company has amended the disclosure in the second paragraph contained in its Form 8-K/A – Amendment No. 2 to reflect the Staff’s comments related to the report of the former Independent Registered Public Accountants.

U.S. Securities and Exchange Commission
March 30, 2009

3	Please revise your third paragraph to specifically address the disagreement and reportable event as the “except for” language is inappropriate.
Response:
The Company has amended the disclosure in the third paragraph contained in its Form 8-K/A – Amendment No. 2 to reflect the Staff’s comments related to the disagreement and the reportable event.
The Company has included a copy of a letter of KPMG LLP addressed to the Commission dated March 30, 2009, regarding the statements made by the Company in the Form 8-K – Amendment No. 2. The KPMG letter is included as Exhibit 16.1 of the Form 8-K/A – Amendment No. 2.
* * * * *
In connection to our response to the comments from the SEC Staff, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on these responses or need additional clarification please do not hesitate to contact me.
Sincerely,

/s/ Juan J. Román
Juan J. Román
Chief Financial Officer Triple-S Management Corporation

c:	Mr. Ramón Ruiz-Comas Roberto J. García, Esq.